Mail Stop 4561

October 2, 2008

Wayne Pham
Vice President of Finance & Controller
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

      Re: **Mission West Properties, Inc.**
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed March 14, 2008
              File No. 001-34000

Dear Mr. Pham:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments**.** In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 36

1.   Please tell us why you have not included interest related to your debt within your contractual obligations table. Please refer to footnote 46 in our Release 33-8350.

Financial Statements

Consolidated Balance Sheets, page 46

2.   Please tell us and disclose in your filing the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the operating partnership units were redeemed on the balance sheet date.

Consolidated Statements of Operations, page 47

3.   Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically, address your presentation of interest income and interest expense.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief